Exhibit 99.5

NEWS RELEASE

MDA SPACE REPORTS THIRD QUARTER 2026 RESULTS

•	Backlog of $3.9 billion at quarter-end provides revenue visibility for 2027 and beyond
•	Revenues of $498 million, up 22% YoY
•	Adjusted EBITDA[1] of $96 million, up 16% YoY; Adjusted EBITDA margin[1] of 19.3%
•	Adjusted net income[1] of $60 million, up 26% YoY
•	Operating cash flow of $106 million; Free cash flow[1] of $62 million
•	Net cash[1] position of $1.3 billion at quarter-end; Total liquidity of $2.9 billion
•	Increased 2026 Revenue and Adjusted EBITDA guidance

Toronto, Ontario (November 5, 2026)-MDA Space Ltd. (TSX: MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, today announced its financial results for the third quarter ended September 30, 2026.

“The MDA Space team delivered another quarter of strong revenue and profitability growth. Quarter after quarter, we consistently demonstrate a track record of execution, converting opportunities into contracted backlog, delivering revenue growth, operational excellence and solid financial performance.

In the first three quarters of the year, our team’s ability to convert opportunity to successful execution was visibly demonstrated with the successful deployment of our inaugural satellites for Globalstar’s existing low Earth orbit constellation and the start of operations at our new high-volume satellite manufacturing facility. Our commitment to investing in next generation space technologies was further demonstrated with two new product introductions, MDA MIDNIGHTTM and MDA AURORATM BLACK, addressing the complex, contested environments faced by defence customers worldwide. We are also on schedule to round out 2026 with the launch of MDA ChorusTM, our next generation Earth observation constellation delivering best-in-class data, analytics and intelligence to customers worldwide.

We are building momentum through strong order activity, demonstrating our ability to convert opportunities within our $40B opportunity pipeline, as further evidenced by our recent selection to participate in Europe’s IRIS2 satellites, confirming our ability to win contracts on constellations globally. In addition, the pending acquisitions of Blue Canyon Technologies and CLS will significantly expand our market reach and reinforce our position as a global space leader.”

Mike Greenley, CEO of MDA Space

Q3 2026 HIGHLIGHTS

•	Backlog of $3.9 billion at quarter-end provides revenue visibility for 2027 and beyond. This compares to $4.4 billion as of Q3 2025 and inline with Q2 2026.

•	Revenues of $498.1 million in Q3 2026 were up 21.5% year-over-year driven by higher volumes within Satellite Systems and Geointelligence.

•	Adjusted EBITDA of $96.0 million in Q3 2026 increased 15.9% year-over-year driven by higher volumes of work. Adjusted EBITDA margin of 19.3% in Q3 2026 is consistent with the Company’s full year margin guidance of 18%-20%.

•	Adjusted net income in Q3 2026 was $60.4 million increasing 26.1% year-over-year driven by the higher gross profit, partially offset by investments in SG&A. Adjusted diluted earnings per share of $0.37 in Q3 2026 increased 0.7% year-over-year driven by higher adjusted net income partially offset by higher average shares outstanding following the Company’s initial public offering on the New York Stock Exchange in March 2026 and subsequent bought deal public offering in July 2026.

•	Operating cash flow was $106.2 million in Q3 2026 compared with $32.8 million in Q3 2025. The year-over-year increase in operating cash flow was primarily due to positive working capital contribution in the quarter.

1As defined in the “Non-IFRS Financial Measures” section

•	Free cash flow was $61.6 million in Q3 2026 compared to $(36.7) million in Q3 2025. The year-over-year increase was driven by higher operating cash flow as a result of the aforementioned working capital contribution in addition to lower capital expenditures.

•	Net cash position was $1,328.0 million at the end of Q3 2026 compares to a net debt position of $120.0 million as of December 31, 2025. The improved net cash position was largely driven by net proceeds received through the aforementioned common share issuances and a senior unsecured notes offering, which was completed in August 2026. The Company intends to draw on this cash position to fund its acquisitions of Collecte Localisation Satellites (CLS) and Blue Canyon Technologies LLC (BCT).

2026 FINANCIAL OUTLOOK

As a trusted mission partner and leading global space technology provider, we are leveraging our capabilities and expertise to execute on targeted growth strategies across our end markets and business areas. Our strategic initiatives, which span across our three businesses, include investing in next generation space technology and services, expanding our presence in attractive markets and geographies, scaling and expanding operations, skills, and talent to meet current and future market demand, leveraging strategic mergers, acquisitions and partnerships to complement organic growth, and continuing to position ourselves as Canada’s national defence and space champion and a trusted supplier to partners and allies globally. We continue to make good progress against our long-term strategic plan.

MDA Space is well positioned to capitalize on strong customer demand and robust market activity given our diverse and proven technology offerings. Our growth pipeline is significant and underpinned by existing and new programs and our book of business is healthy.

Our fiscal 2026 outlook has been updated and now consists of the following:

•	Increasing Revenue to $1.90-$1.95 billion, compared to $1.8-$1.9 billion previously, representing year-over-year growth of approximately 18% at the mid-point of guidance

•	Increasing Adjusted EBITDA to $355-$375 million, compared to $330-$370 million previously, representing year-over-year growth of approximately 13% at the mid-point of guidance

•	Adjusted EBITDA margin is reaffirmed at 18%-20%

•	Capital expenditures are reaffirmed at $225-$275 million supporting another year of investments related to production expansion at our Montreal facility and investments in chip development

•	Free cash flow is reaffirmed to be neutral to negative driven by normal program working capital fluctuations

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	Three months ended		Nine months ended
(in millions of Canadian dollars, except per share data)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenues	$498.1	$409.8	$1,460.8	$1,134.1
Gross profit (1)	125.9	108.0	367.0	282.3
Gross margin	25.3%	26.4%	25.1%	24.9%
Adjusted EBITDA	96.0	82.8	282.9	227.7
Adjusted EBITDA Margin	19.3%	20.2%	19.4%	20.1%
Adjusted Net Income (1)	60.4	47.9	162.9	135.6
Adjusted Diluted EPS (1)	$0.37	$0.37	$1.11	$1.05

Note: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS are non-IFRS measures (discussed in the Non-IFRS Measures section)

(1) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

	As at
(in millions of Canadian dollars, except for ratios)	September 30, 2026		December 31, 2025
Backlog	$3,949.1		$4,012.9
Net debt (cash)[2] to TTM[3] Adjusted EBITDA ratio	(3.5	)x	0.4	x

2As defined in the ‘Non-IFRS Financial Measures’ section

3TTM: trailing twelve months

REVENUES BY BUSINESS AREA

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Satellite systems	$358.3	$283.5	$1,007.5	$738.1
Robotics and space operations	79.9	78.3	271.0	243.6
Geointelligence	59.9	48.0	$182.3	152.4
Consolidated revenues	$498.1	$409.8	$1,460.8	$1,134.1

Revenues

Consolidated revenues for the third quarter of 2026 were $498.1 million, representing an increase of $88.3 million (or 21.5%) from the third quarter of 2025. The year-over-year increase in revenues was driven by higher volumes of work performed in Satellite Systems and Geointelligence.

By business area, revenues in Satellite Systems for the third quarter of 2026 were $358.3 million, which represents an increase of $74.8 million (or 26.4%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the third quarter of 2026 were $79.9 million, which represents an increase of $1.6 million (or 2.0%) from the same period in 2025 driven by a steady volume of work on the Canadarm3 program. Revenues in Geointelligence for the third quarter of 2026 were $59.9 million, which represents an increase of $11.9 million (or 24.8%) from the same period in 2025 driven by higher volume of work on new programs.

Consolidated revenues for the nine months ended September 30, 2026 were $1,460.8 million, representing an increase of $326.7 million (or 28.8%) from the same period in 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas.

By business area, revenues in Satellite Systems for the nine months ended September 30, 2026 were $1,007.5 million, which represents an increase of $269.4 million (or 36.5%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the nine months ended September 30, 2026 were $271.0 million, which represents an increase of $27.4 million (or 11.2%) from the same period in 2025 driven by an increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the nine months ended September 30, 2026 were $182.3 million, which represents an increase of $29.9 million (or 19.6%) from the same period in 2025 driven by higher volume of work on new programs.

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q3 2026 gross profit of $125.9 million represents a $17.9 million (or 16.6%) increase over Q3 2025 driven by higher volumes of work performed across the business. Gross margin in Q3 2026 was 25.3% compared to 26.4% in Q3 2025, driven by a change in program mix.

For the nine months ended September 30, 2026, gross profit of $367.0 million represents an $84.7 million (or 30.0%) increase over 2025 levels driven by higher volumes of work across all business areas. Gross margin for the nine months ended September 30, 2026 was 25.1% holding steady against a gross margin of 24.9% for the nine months ended September 30, 2025.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the third quarter of 2026 was $96.0 million compared with $82.8 million for the third quarter of 2025, representing an increase of $13.2 million (or 15.9%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.3% in the third quarter of 2026 compared to 20.2% adjusted EBITDA margin reported in the third quarter of 2025 due to a change in program mix and higher investments in SG&A. Adjusted EBITDA margin for the third quarter of 2026 was in line with the Company’s full year margin guidance.

Adjusted EBITDA for the nine months ended September 30, 2026 was $282.9 million compared with $227.7 million for the same period in 2025, representing an increase of $55.2 million (or 24.2%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.4% for the nine months ended September 30, 2026 compared to 20.1% in 2025 due to a change in program mix and higher investments in SG&A and R&D. Adjusted EBITDA margin for the nine months ended September 30, 2026 was in line with the Company’s full year margin guidance.

Adjusted Net Income

Adjusted net income for the third quarter of 2026 was $60.4 million compared with $47.9 1 million for the third quarter of 2025, representing an increase of $12.5 million (or 26.1%) year-over-year primarily driven by higher gross profit partially offset by investments in SG&A.

Adjusted net income for the nine months ended September 30, 2026 was $162.9 million compared with $135.6 1 million for the same period in 2025, representing an increase of $27.3 million (or 20.1%) year-over-year largely due to higher gross profit partially offset by investments in SG&A and R&D.

1 As adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at September 30, 2026 was $3,949.1 million, a decrease of $443.7 million from the backlog at September 30, 2025. The decrease was driven by continued conversion of our backlog into revenue, partially offset by bookings in the quarter. The following table shows the build up of backlog for the threenine months ended September 30, 2026 as compared with the same period in 2025.

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Opening Backlog	$4,003.0	$4,567.9	$4,012.9	$4,385.5
Less: Revenue recognized	(498.1)	(409.8)	(1,460.8)	(1,134.1)
Add: Order Bookings	444.2	174.2	1,397.0	1,080.9
Add: Adjustments (1)	—	60.5	—	60.5
Ending Backlog	$3,949.1	$4,392.8	$3,949.1	$4,392.8

(1) Backlog adjustment arising from the inclusion of the opening backlog of acquired SatixFy Communications Ltd. (acquisition completed on July 2, 2025)

CONFERENCE CALL AND WEBCAST

MDA Space will host a conference call and webcast to discuss these financial results on Thursday, November 5, 2026 at 8:30 a.m. ET. Interested parties can join the call by dialing 416-945-7677 (Toronto area) or 1-888-699-1199 (toll-free North America) or +44-800-279-7040 (toll-free United Kingdom) and entering the conference ID 41115. A live webcast of the conference call and an accompanying slide presentation will be available at https://mda-en.investorroom.com/events-presentations.

A replay of the webcast will be archived on the MDA Space Investor Relations website. Parties may also access an audio recording of the call, which will be available until November 12, 2026, by dialing 1-888-660-6345 and entering the passcode 41115 #.

NON-IFRS FINANCIAL MEASURES

This press release refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share, Order Bookings, Net Debt (Cash) and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures.

We define EBITDA as net income (loss) before: i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs (income). Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) gain or loss on financial instruments, iii) share-based compensation expenses, iv) share of profit or loss of equity-accounted investees, v) acquisition, integration and reorganization costs, and vi) other items that may arise from time to time. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted Net Income is calculated by adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) gain or loss on financial instruments, iv) share-based compensation expenses, v) share of profit or loss of equity-accounted investees, vi) acquisition, integration and reorganization costs, and vii) other items that may arise from time to time. Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding. Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue. Net Debt (Cash) is the total carrying amount of long-term debt including current portions, as presented in the Q3 2026 Financial Statements, less cash and excluding any lease liabilities. Net Debt (Cash) is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately. Free Cash Flow is a supplemental measure used by Management and other users of the financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

FORWARD-LOOKING STATEMENTS

This news release contains certain statements that may constitute “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements”), including but not limited to statements relating to our financial position, business and growth strategies and our revenue pipeline. When used in this news release, forward-looking statements often but not always, can be identified by the use of forward-looking words such as, including but not limited to, “may”, “will”, “would”, “should”, “expect”, “believe”, “intend”, “future” and other similar terminology or the negative or inverse of such words or terminology. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, including but not limited to: pipeline opportunities resulting in awarded contracts and realized revenue; retention of material customers; successful execution of our business strategies; successful completion of the proposed acquisitions of Blue Canyon Technologies and CLS on the terms and timelines currently anticipated; the availability and successful execution of launch services and the launch of the MDA CHORUSTM constellation on the timeline currently anticipated consistent and stable economic conditions or conditions in financial markets; government priorities and the growth in the global space industry being consistent with expectations; consistent and stable legislation in the various countries in which we operate; and continued availability of qualified personnel.

Forward-looking statements are also subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation: economic, political and geopolitical conditions; catastrophic space events, natural disasters and other significant disruptions; policies, priorities, mandates and funding levels of governmental entities; the termination of customer contracts; our revenue pipeline not resulting in firm contracts or realized revenue; the ability to execute large, complex and fixed-price contracts within expected cost, schedule and performance parameters; variability in the timing and realization of revenues from backlog; cybersecurity risks; tariffs or other international trade disputes; the loss, failure or performance degradation of RADARSAT-2; revenue concentration in a small number of contracts; the failure to successfully implement our growth strategy; supplier risks; our ability to develop new technology; risks associated with artificial intelligence and the adoption of emerging technologies; our ability to attract, train and retain employees; regulatory and export control requirements and approvals; financing, liquidity and covenant compliance risks; the failure to successfully complete the proposed acquisitions of Blue Canyon Technologies and CLS; delays in obtaining required regulatory approvals or satisfying other closing conditions; the inability to successfully integrate acquired businesses; the failure to realize anticipated benefits, synergies or growth opportunities from acquisitions; risks associated with delays or disruptions to satellite launch schedules and launch services; and the other risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. There are a number of additional risks and uncertainties affecting or that could affect MDA Space, which could cause actual results and developments to differ materially from those described in, expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain information in this news release, including the section entitled “2026 Financial Outlook”, may be considered as “financial outlook” or “future-oriented financial information” within the meaning of applicable securities laws. The purpose of this financial outlook or future-oriented financial information is to provide readers with disclosure regarding MDA Space’s reasonable expectations as to the anticipated results of its proposed business activities for the period indicated. Readers are cautioned that the financial outlook or future-oriented financial information may not be appropriate for other purposes.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA; NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

For the three and nine months ended September 30, 2026 and 2025

(In millions of Canadian dollars except per share figures)

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
		Adjusted[1]		Adjusted[1]
Revenue	$498.1	$409.8	$1,460.8	$1,134.1
Cost of revenue
Materials, labour and subcontractors	(354.4)	(288.5)	(1,044.0)	(810.7)
Depreciation and amortization of assets	(17.8)	(13.3)	(49.8)	(41.1)
Gross profit	125.9	108.0	367.0	282.3

Operating expenses
Selling, general and administration	(39.1)	(27.8)	(114.4)	(81.0)
Research and development, net	(11.4)	(11.9)	(33.0)	(23.4)
Amortization of intangible assets	(30.9)	(30.0)	(92.0)	(53.3)
Share-based compensation	(9.4)	(5.3)	(21.8)	(12.9)
Operating income	35.1	33.0	105.8	111.7

Other income (expenses)
Gain (loss) on financial instruments	0.4	(4.7)	3.3	(2.0)
Foreign exchange (loss) gain and other	(0.6)	13.1	17.2	15.2
Finance income	10.7	1.9	14.7	7.1
Finance costs	(4.5)	(1.9)	(15.5)	(4.9)
Share of profit (loss) of equity-accounted investee	0.2	—	(1.4)	—
Other income	1.7	1.0	1.7	1.0
Income before taxes	43.0	42.4	125.8	128.1

Income tax expense	(12.1)	(15.4)	(37.4)	(37.6)
Net income	30.9	27.0	88.4	90.5

Other comprehensive income
Gain (loss) on translation of foreign operations	(0.8)	4.6	7.4	5.3
Remeasurement gain on defined benefit plans	7.8	—	7.7	6.4
Total comprehensive income	37.9	31.6	103.5	102.2

Earnings per share:
Basic	$0.19	$0.22	$0.62	$0.73
Diluted	0.19	0.21	0.60	0.70

Weighted-average common shares outstanding:
Basic	158,809,439	125,443,486	142,094,578	123,552,623
Diluted	163,061,246	130,081,115	146,340,037	128,845,691

1 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Financial Position

September 30, 2026 and 2025

(In millions of Canadian dollars)

As at	September 30, 2026	December 31, 2025
		Adjusted[1]
Assets
Current assets:
Cash	$2,153.8	$152.0
Trade and other receivables	183.5	142.8
Unbilled receivables	184.2	187.5
Inventories	36.5	23.5
Income taxes receivable	52.4	52.9
Other current assets	48.2	53.3
	2,658.6	612.0

Non-current assets:
Property, plant and equipment	745.2	668.5
Right-of-use assets	107.1	114.5
Intangible assets	865.0	881.1
Goodwill	816.2	804.2
Equity-accounted investees	9.9	11.3
Deferred income tax assets	37.0	10.0
Other non-current assets	304.4	279.2
	2,884.8	2,768.8
Total assets	5,543.4	3,380.8

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	523.0	391.4
Income taxes payable	3.9	11.0
Contract liabilities	601.7	798.9
Current portion of net employee benefit payable	70.7	77.1
Current portion of lease liabilities	18.8	20.2
Other current liabilities	45.7	20.5
	1,263.8	1,319.1

Non-current liabilities:
Net employee defined benefit payable	12.1	23.4
Lease liabilities	114.8	118.9
Long-term debt	825.8	272.0
Deferred income tax liabilities	254.7	251.9
Other non-current liabilities	22.2	23.4
	1,229.6	689.6
Total liabilities	2,493.4	2,008.7

Shareholders’ equity
Common shares	2,629.7	1,042.7
Contributed surplus	23.4	36.0
Accumulated other comprehensive income	44.2	29.1
Retained earnings	352.7	264.3
Total equity	3,050.0	1,372.1
Total liabilities and equity	$5,543.4	$3,380.8

1 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the three months and nine months ended September 30, 2026 and 2025

(In millions of Canadian dollars)

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
		Adjusted[1]		Adjusted[1]
Cash flows from operating activities
Net income	$30.9	$27.0	$88.4	$90.5
Items not affecting cash:
Income tax expense	12.1	15.4	37.4	37.6
Depreciation of property, plant, and equipment	11.4	7.1	30.9	21.3
Depreciation of right-of-use assets	3.7	2.9	10.9	9.4
Amortization of intangible assets	34.3	33.5	102.3	63.9
Share-based compensation	7.6	4.0	17.4	9.3
Investment tax credits accrued	(8.7)	(17.5)	(27.3)	(30.8)
Finance costs and foreign exchange differences	(13.0)	—	(22.3)	(2.2)
(Gain) loss on financial instruments	(0.4)	4.7	(3.3)	2.0
Share of loss of equity-accounted investee	(0.2)	—	1.4	—
Loss on buy-out of pension liability	—	—	0.3	—
Changes in operating assets and liabilities	23.0	(45.8)	(133.7)	153.3
	100.7	31.3	102.4	354.3
Interest received	10.7	0.4	14.7	0.4
Interest paid	(2.4)	(5.4)	(17.0)	(10.0)
Income tax (paid) received, net	(2.8)	6.5	(26.4)	7.9
Net cash generated in operating activities	106.2	32.8	73.7	352.6

Cash flows from investing activities
Purchases of property and equipment	(41.2)	(49.8)	(160.5)	(136.5)
Purchases/development of intangible assets	(5.8)	(19.7)	(38.3)	(64.5)
Government grants on capital expenditure	2.4	—	8.9	33.2
Proceeds from disposal of assets	—	—	—	0.2
Acquisition of subsidiaries, net of cash	—	(359.8)	—	(362.6)
Proceeds from disposal of equity securities	—	—	9.4	—
Net cash used in investing activities	(44.6)	(429.3)	(180.5)	(530.2)

Cash flows from financing activities
Proceeds from senior credit facility	—	80.0	95.0	330.0
Proceeds from issuance of senior unsecured notes	600.0	—	600.0	—
Repayments of senior credit facility	—	(143.2)	(125.0)	(143.2)
Transaction costs related to loans and borrowings	(14.1)	—	(16.0)	—
Payment of lease liability (principal portion)	(3.2)	(2.4)	(9.3)	(7.1)
Payments on SatixFy warrants	—	(12.0)	—	(12.0)
Proceeds from share issuance, net of transaction costs	1,104.2	—	1,545.7	—
Proceeds from stock options exercised	—	13.1	4.0	49.5
Net cash generated in financing activities	1,686.9	(64.5)	2,094.4	217.2

Net increase in cash	1,748.5	(461.0)	1,987.6	39.6
Net foreign exchange difference on cash	7.5	(9.2)	11.5	(10.6)
Cash, beginning of period prior to restatement for
IFRS 9 amendments	397.8	665.9	152.0	166.7
Adjustment on adoption of IFRS 9 amendments on
January 1, 2026	$—	$—	2.7	—
Cash, end of period	$2,153.8	$195.7	$2,153.8	$195.7

1 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

RECONCILIATION OF NON-IFRS MEASURES

The following table provides a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income (1)	$30.9	$27.0	$88.4	$90.5
Depreciation and amortization of assets (1)	18.5	13.5	52.0	41.3
Amortization of intangible assets
related to business combination	30.9	30.0	92.0	53.3
Income tax expense (1)	12.1	15.4	37.4	37.6
Finance income	(10.7)	(1.9)	(14.7)	(7.1)
Finance costs (1)	4.5	1.9	15.5	4.9
EBITDA	$86.2	$85.9	$270.6	$220.5
Unrealized foreign exchange gain	(3.3)	(14.2)	(22.3)	(17.6)
Loss (gain) on financial instruments	(0.4)	4.7	(3.3)	2.0
Loss on buy-out of pension liability	—	—	0.3	—
Acquisition, integration and
reorganization costs	6.1	2.4	19.4	13.5
Equity-settled share-based
compensation	7.6	4.0	16.8	9.3
Share of loss of equity-accounted
investee	$(0.2)	$—	$1.4	$—
Adjusted EBITDA	$96.0	$82.8	$282.9	$227.7

(1) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

	Three months ended		Nine months ended
(in millions of Canadian dollars except for adjusted earnings per share)	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income (2)	$30.9	$27.0	$88.4	$90.5
Amortization of intangible assets	30.9	30.0	92.0	53.3
Acquisition, integration and reorganization costs	6.1	2.4	19.4	13.5
Loss on buy-out of pension liability	—	—	0.3	—
Loss (gain) on financial instruments	(0.4)	4.7	(3.3)	2.0
Unrealized foreign exchange gain	(3.3)	(14.2)	(22.3)	(17.6)
Embedded derivative effects	0.7	1.5	1.9	0.9
Equity-settled share-based compensation	7.6	4.0	16.8	9.3
Share of loss of equity-accounted investee	(0.2)	—	1.4	—
Income taxes related to the above items (1)	(11.9)	(7.5)	(31.7)	(16.3)
Adjusted net income (2)	$60.4	$47.9	$162.9	$135.6
Weighted average number of shares	163,061,246	130,081,115	146,340,037	128,845,691
Adjusted earnings per share-diluted (2)	$0.37	$0.37	$1.11	$1.05

(1) Adjusted effective tax rate applied starting 2026 to reflect the Company’s actual tax burden and provide a comprehensive view of underlying profitability, consistent with the tax expense reflected Statement of Comprehensive Income, versus the statutory income tax rate applied previously.

(2) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.